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                Filing under Rule 425
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                Filer: Burlington Northern Santa Fe Corporation
                Companies that are the subject of the filing:
                        Canadian National Railway Company
                        North American Railways, Inc.
                Registration Statement No. 333-94397



  [CN LOGO]               [WISCONSIN CENTRAL LOGO]                [BNSF LOGO]



FOR IMMEDIATE RELEASE

               WISCONSIN CENTRAL REACHES AGREEMENT WITH BNSF, CN
             TO EXTEND MERCHANDISE SERVICE THROUGHOUT U.S. MIDWEST

                 WISCONSIN CENTRAL SUPPORTS BNSF/CN COMBINATION

WASHINGTON, D.C., March 8, 2000 - The Wisconsin Central System (WC), Burlington Northern Santa Fe Corporation (BNSF) and Canadian National Railway Company (CN) today announced an agreement that will allow WC to expand its merchandise freight service to points throughout the upper Midwest and Ontario, Canada, utilizing haulage rights on the combined BNSF/CN system following regulatory approval of their proposed combination.

Wisconsin Central today told the United States Surface Transportation Board
(STB) that the commitment of BNSF (NYSE: BNI) and CN (TSE: CNR; NYSE: CNI) to preserve and expand short-haul rail service in partnership with WC made Wisconsin Central an enthusiastic supporter of the proposed BNSF/CN combination.

"Given BNSF's and CN's positive response to preserving the viability of short-haul rail service, WC supports the proposed combination as being in the best long-term interest of railroad customers, our industry and the nation," testified Reilly McCarren, president and chief executive officer of the Wisconsin Central Transportation Corporation's (NASDAQ: WCLX) North American Properties that comprise the Wisconsin Central System, before the STB today.

In addition to enlarging WC's service territory through haulage rights covering approximately 10,000 route miles, the agreement provides for additional trackage rights for WC on Chicago area tracks of BNSF and CN; establishes terms for WC's use of BNSF's Cicero intermodal ramp in Cicero, Ill.; preserves, consolidates and enhances the operational flexibility of the contracts under which WC currently provides haulage services for CN between Superior, Wis., and Chicago; and defines and secures several other interests and rights of WC.

"Over its 12-year history, Wisconsin Central has restored retail railroading in Wisconsin, converting short-haul, merchandise traffic from truck back to rail," said McCarren. "Our agreement with BNSF and CN will create new opportunities for WC to extend our service over the tracks of that system in the Midwest and in Ontario. Using BNSF-CN haulage in nearby states overcomes the challenge of interchanging short-haul traffic with another railroad that has resulted in highway carriers securing a disproportionate share of regional freight moves."


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"We have had a mutually productive relationship with WC for years," said CN
President and Chief Executive Officer Paul M.Tellier. "WC has specialized in merchandise traffic moving shorter distances. Our new agreement will expand the number of states into which WC can offer that type of service, enabling the railroad to compete even more effectively with trucks."

"We will ensure that WC merchandise traffic moves as seamlessly as possible between our two systems, eliminating the need for interchange between carriers," added BNSF Chairman and Chief Executive Officer Robert D. Krebs. "And we will guarantee that WC traffic moves consistently to meet its service commitments to customers. This agreement with WC adds to the benefits of expanded single-line and seamless service as well as enhanced competition the proposed BNSF-CN combination will deliver to rail shippers."

"The prospect of expanded short-haul service from WC throughout the upper Midwest and Ontario provides the STB with another reason to give our combination a timely and expeditious hearing leading to a favorable decision," said both Tellier and Krebs.

Wisconsin Central System currently operates 2,900 route miles of railroad in Wisconsin, northeastern Illinois, Michigan's Upper Peninsula, eastern Minnesota and Northern Ontario. Following approval of the BNSF-CN combination, WC will be able to move freight between points on its system and points on the combined BNSF and CN in the states of Illinois, Indiana, Iowa, Michigan, Minnesota, Missouri and Wisconsin, and the province of Ontario. While on WC, such traffic will move as it does now on WC trains; while on the combined BNSF-CN system, the traffic will be in haulage, physically handled by the those railroads.

Traffic carried by WC but originating or terminating on shortlines connecting with WC and a number of such railroads connecting with BNSF and CN will also be eligible for movement under the haulage rights agreement with BNSF-CN.

Commodities such as paper and other forest products, chemicals and plastics, food products, scrap metals and other recyclables, and many minerals will be covered by the agreement. Intermodal traffic, certain agricultural products, and unit trains of coal, grain and taconite are not eligible for haulage rights under the agreement.

Since the agreement is aimed at attracting business back to the railroads, traffic that has moved between WC and either BNSF or CN during 1999 or 2000 will continue to move as it does now during the first three years that the agreement is in effect. After that time, all business except that typically handled in unit trains and intermodal traffic will be eligible for the haulage between WC's home territory and points on BNSF or CN in the seven states and Ontario.

Wisconsin Central System's properties include Wisconsin Central Ltd., Fox Valley & Western, Ltd., Sault Ste. Marie Bridge Company, and Wisconsin Chicago Link Ltd., all in the United States; and the Algoma Central Railway Inc., a short line operating in the province of Ontario. Parent Wisconsin Central Transportation Corporation also owns minority interests in and participates in the management of rail operations in the United Kingdom and Australia, and rail, truck, ferry and warehousing and logistics operations in New Zealand.


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BNSF and CN announced their proposed combination through a new company, North
American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 route miles, serving eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. The combined system will offer North American rail shippers greatly expanded single-line service options and gateway choices; a coordinated marketing plan; reduced transit times; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity in areas subject to congestion; and improved asset utilization.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF, headquartered in Fort Worth, Texas, operates one of the largest rail networks in North America, with 33,500 route miles of track covering 28 states and two Canadian provinces.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by CN
                                         -----------
on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

                                     # # #




CN contact:             BNSF contact:           WC contact:
Mark Hallman            Dick Russack            Ann G. Thoma
(416) 217-6390          (817) 352-6425          (847) 318-4588